Exhibit 12.1

DAVITA INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose is defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Three months ended March 31, 2006	Year ended December 31,
		2005	2004	2003	2002	2001
		(dollars in thousands)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$95,490	$331,097	$332,840	$269,651	$249,105	$227,684
Add:
Debt expense	70,459	139,586	52,411	66,821	71,612	72,401
Interest portion of rent expense	14,014	35,189	24,305	21,685	19,259	17,124

	84,473	174,775	76,716	88,506	90,871	89,525

	$179,963	$505,872	$409,556	$358,157	$339,976	$317,209

Fixed charges:
Debt expense	70,459	139,586	52,411	66,821	71,612	72,401
Interest portion of rent expense	14,014	35,189	24,305	21,685	19,259	17,124
Capitalized interest	764	1,912	1,078	1,523	1,888	751

	$85,237	$176,687	$77,794	$90,029	$92,759	$90,276

Ratio of earnings to fixed charges	2.11	2.86	5.26	3.98	3.67	3.51